UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File number: 000-23288

SILICOM LTD.
(Translation of Registrant’s name into English)

8 Hanagar Street, Kfar Sava, Israel 44000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_______.

        On January 29, 2007, the audit committee and board of directors of Silicom Ltd. (the “Registrant”) each unanimously approved the renewal of the insurance policy for the coverage of the directors and officers of the Registrant (or the D&O Insurance). With respect to renewal of the D&O Insurance for Yehuda Zisapel, who is deemed a controlling shareholder of the Registrant, the audit committee and board of directors of the Registrant each determined that the terms of such renewal are identical to the terms of insurance of all of the Registrant’s office holders, and that such renewal is on market terms and is not likely to have a material affect on any of the Registrant’s profits, properties or commitments. The Registrant is announcing that, in accordance with an exemption set forth in regulations promulgated under the Israeli Companies Law – 1999 (or the Companies Law) and unless a request is made by a shareholder as described below, no special majority of the shareholders will be required to approve such renewal. Any one or more of the Registrant’s shareholders, holding at least one percent of the Registrant’s outstanding share capital or its voting rights, may request that the renewal of the D&O Insurance with respect to Yehuda Zisapel be brought for approval of the special majority set forth in the Companies Law, by providing written notice to the Registrant at its offices at 8 Hanagar Street, Kfar Sava 44000, Israel, within fourteen days hereof. To the extent such request is received timely by the Registrant, the Registrant shall seek approval of such renewal in accordance with the general requirements of the Companies Law.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LTD. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad Chief Financial Officer

Date: February 27, 2007